Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

March 24, 2023

Via EDGAR Filing

Mr. Michael A. Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2299

Global Balanced Income Builder Portfolio, Series 21

File Nos. 333-269382 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2299, filed on January 24, 2023, with the Securities and Exchange Commission. The registration statement proposes to offer the Global Balanced Income Builder Portfolio, Series 21 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       Under “Principal Investment Strategy” it states, “[t]he trust portfolio will invest a substantial amount of its assets, either directly or indirectly through its investment in ETFs, in securities from at least three different countries, as defined by Russell Investments.” Please explain what is being defined by Russell Investments. Also, please clarify what association Russell Investments has with the trust.

Response: In response to the comment, the referenced sentence has been revised as follows:

The trust portfolio will invest a substantial amount of its assets, either directly or indirectly through its investment in ETFs, in securities from at least three different countries, using the country designation as determined by Russell Investments.

With regard to the comment about what association Russell Investments has with the trust, Russell Investments has no association with the trust. In order to determine a security’s country designation, the sponsor looks to Russell Investments’ designations.

2.       The “Principal Investment Strategy” section states that the trust may invest in real estate investment trusts. Please add risk disclosure associated with real estate investment trusts to the principal risks section. Additionally, please add risk disclosure for any other principal strategy in which the underlying ETFs may engage.

Response: The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio. If the trust invests in real estate investment trusts or ETFs that invest substantially all of their assets in a security type listed in the “Principal Investment Strategy” section, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

3.       Under “Security Selection” it states the trust will invest in American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). Please briefly indicate in this section the types of ADRs or GDRs that the trust will use for its principal investment strategies and add corresponding disclosure to the “Principal Risks” section. In this regard, please state whether the trust invests in sponsored or unsponsored ADRs and GDRs and whether such securities are traded on an exchange, over-the-counter, or both. In summarizing the risks of investing in ADRs and GDRs, please briefly discuss the fees the trust may be subject to. Please add similar disclosure for any other type of depositary receipt in which the trust principally invests.

Response: The trust invests in depositary receipts that are traded on an U.S. exchange. Because the trust does not invest in securities that are traded over-the-counter, it is unlikely to hold unsponsored depositary receipts and, therefore, no disclosures about unsponsored depositary receipts have been added to the prospectus.

In order to clarify the types of depositary receipts the trust may invest in, the second sentence under the “Security Selection – International Equity Strategy” section will be replaced with the following:

These stocks may be dividend paying American Depositary Receipt (“ADR”) or New York Registry Share equity securities traded on an U.S. exchange or dividend paying U.S.-listed common stocks of foreign companies. The stocks may be from companies located in both developed and emerging markets.

Additionally, the risk disclosure under the “Principal Risks” section regarding foreign investments will be replaced with the following:

The trust invests in U.S.-listed foreign securities, New York Registry Shares and ADRs and certain ETFs held by the trust invest in foreign securities. Investment in foreign securities presents additional risk. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. New York Registry Shares are created by a U.S. registrar so that securities of companies incorporated in the Netherlands may be traded on a U.S. exchange. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards. Additionally, some ADRs and New York Registry Shares may be subject to periodic service fees, or “pass-through fees,” intended to compensate the agent bank for providing custodial services. Certain agent banks may charge other fees, such as relating to the distribution of dividends, foreign currency exchange, voting of shares and other matters.

Similar revisions will be made to the risk disclosure under the “Investment Risks” section.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren